Exhibit 99.1

Almaden Drills Further New High Grade Mineralisation Within and Outside Amended PEA Pit, Hits 15.80 Meters of 4.31 g/t Gold, 98.0 g/t Silver and 14.20 Meters of 3.08 g/t Gold and 161.2 g/t Silver

VANCOUVER, BC -- (Marketwired - November 29, 2016) - Almaden Minerals Ltd. ("Almaden" or "the Company") (TSX: AMM) (NYSE MKT: AAU) is pleased to announce further assay results from Almaden's ongoing exploration and development program at the Company's Tuligtic project, Mexico. Results reported today are from from drill holes TU-16-470 to 476 drilled on sections 10+500, 625 and 650 East. All holes intersected significant mineralisation and veining inside or immediately outside of the Amended PEA pit. The holes drilled to the north intersected the previously defined subvertical Ixtaca North vein zone as well as the new zones of veining. Highlights from these drillholes include the following intercepts:

Hole TU-16-470 SECTION 10+625 EAST Az. 150, Dip -20
5.50 meters @ 27.31 g/t Au and 66.3 g/t Ag           Main Ixtaca Zone Updip
    Including 1.00 meters @ 143.00 g/t Au and 315.0
    g/t Ag                                           Main Ixtaca Zone Updip

Hole TU-16-471 SECTION 10+500 EAST Az. 330, Dip -60

9.60 meters @ 2.01 g/t Au and 139.3 g/t Ag           Ixtaca North Zone
29.50 meters @ 0.98 g/t Au and 39.3 g/t Ag           Ixtaca North Zone

Hole TU-16-473 SECTION 10+500 EAST Az. 330, Dip -40
25.60 meters @ 0.75 g/t Au and 37.0 g/t Ag           Ixtaca North Zone
    Including 8.10 meters @ 1.92 g/t Au and 106.3
    g/t Ag                                           Ixtaca North Zone
1.55 meters @ 1.03 g/t Au and 303.7 g/t Ag           New Vein Zone
1.00 meters @ 0.75 g/t Au and 514.8 g/t Ag           New Vein Zone

Hole TU-16-474 SECTION 10+500 EAST Az. 330, Dip -80
15.80 meters @ 4.31 g/t Au and 98.0 g/t Ag           New Vein Zone
    Including 4.30 meters @ 12.36 g/t Au and 287.8
    g/t Ag                                           New Vein Zone
22.00 meters @ 1.92 g/t Au and 34.5 g/t Ag           New Vein Zone

Hole TU-16-475 SECTION 10+650 EAST Az. 330, Dip -40
16.70 meters @ 2.21 g/t Au and 160.9 g/t Ag          New Vein Zone?
    Including 6.10 meters @ 5.01 g/t Au and 352.9
    g/t Ag                                           New Vein Zone?
20.35 meters @ 2.25 g/t Au and 117.9 g/t Ag          New Vein Zone?
    Including 14.20 meters @ 3.08 g/t Au and 161.2
    g/t Ag                                           New Vein Zone?
    And 3.15 meters @ 10.45 g/t Au and 462.1 g/t Ag  New Vein Zone?

Hole TU-16-476 SECTION 10+650 EAST Az. 330, Dip -27
0.75 meters @ 2.45g/t Au and 627.0 g/t Ag            New Vein Zone?

----------------------------------------------------------------------------
Section  Hole ID   From (m)  To (m)   Interval (m)  Gold (g/t) Silver (g/t)
----------------------------------------------------------------------------
10625E  TU-16-470   12.00     30.00       18.00        0.32         4.9
       ---------------------------------------------------------------------
        TU-16-470   80.00     93.60       13.60        0.36        34.6
       ---------------------------------------------------------------------
        TU-16-470   99.50    105.00       5.50        27.31        66.3
       ---------------------------------------------------------------------
        including   99.50    100.50       1.00        143.00       315.0
       ---------------------------------------------------------------------
        TU-16-470   162.50   170.00       7.50         0.96        129.6
       ---------------------------------------------------------------------
        TU-16-470   192.20   208.50       16.30        0.24        32.4
----------------------------------------------------------------------------
10500E  TU-16-471   168.30   168.80       0.50         5.35        573.0
       ---------------------------------------------------------------------
        TU-16-471   223.50   225.50       2.00         1.11        104.6
       ---------------------------------------------------------------------
        TU-16-471   237.40   247.00       9.60         2.01        139.3
       ---------------------------------------------------------------------
        including   238.60   239.10       0.50        15.95       1420.0
       ---------------------------------------------------------------------
        TU-16-471   252.00   259.00       7.00         0.61        27.6
       ---------------------------------------------------------------------
        TU-16-471   265.50   295.00       29.50        0.98        39.3
       ---------------------------------------------------------------------
        including   269.50   272.90       3.40         2.86        164.6
       ---------------------------------------------------------------------
        including   275.80   276.80       1.00         4.83        316.5
       ---------------------------------------------------------------------
        including   289.50   290.00       0.50        14.30        172.0
----------------------------------------------------------------------------
10625E  TU-16-472   115.50   116.00       0.50         0.25        57.4
       ---------------------------------------------------------------------
        TU-16-472   140.00   142.70       2.70         0.19        22.7
       ---------------------------------------------------------------------
        TU-16-472   149.50   152.00       2.50         0.17        14.5
       ---------------------------------------------------------------------
        TU-16-472   313.50   314.00       0.50         0.80        99.3
----------------------------------------------------------------------------
10500E  TU-16-473   94.50    101.75       7.25         0.61        34.4
       ---------------------------------------------------------------------
        TU-16-473   118.40   144.00       25.60        0.75        37.0
       ---------------------------------------------------------------------
        including   135.90   144.00       8.10         1.92        106.3
       ---------------------------------------------------------------------
        including   141.00   142.00       1.00        11.85        749.0
       ---------------------------------------------------------------------
        TU-16-473   159.00   165.50       6.50         0.10         44.4
       ---------------------------------------------------------------------
        TU-16-473   214.00   218.70       4.70         0.39        150.5
       ---------------------------------------------------------------------
        including   214.00   215.55       1.55         1.03        303.7
       ---------------------------------------------------------------------
        TU-16-473   267.40   280.00       12.60        0.13        55.5
       ---------------------------------------------------------------------
        TU-16-473   287.00   291.00       4.00         0.12        72.1
       ---------------------------------------------------------------------
        TU-16-473   300.00   301.00       1.00         0.75        514.8
----------------------------------------------------------------------------
10500E  TU-16-474   139.50   177.00       37.50        0.10        25.2
       ---------------------------------------------------------------------
        including   171.50   177.00       5.50         0.22        68.5
       ---------------------------------------------------------------------
        TU-16-474   195.00   196.50       1.50         1.94        124.3
       ---------------------------------------------------------------------
        TU-16-474   206.80   218.70       11.90        0.67        36.1
       ---------------------------------------------------------------------
        TU-16-474   228.50   244.30       15.80        4.31        98.0
       ---------------------------------------------------------------------
        including   233.50   237.80       4.30        12.36        287.8
       ---------------------------------------------------------------------
        including   234.50   235.50       1.00        31.90        736.5
       ---------------------------------------------------------------------
        TU-16-474   259.00   281.00       22.00        1.92        34.5
----------------------------------------------------------------------------
10650E  TU-16-475   44.50     46.60       2.10         2.58        88.2
       ---------------------------------------------------------------------
        TU-16-475   71.80     96.10       24.30        0.58        68.1
       ---------------------------------------------------------------------
        including   90.00     96.10       6.10         1.55        206.1
       ---------------------------------------------------------------------
        TU-16-475   111.50   128.20       16.70        2.21        160.9
       ---------------------------------------------------------------------
        including   117.90   124.00       6.10         5.01        352.9
       ---------------------------------------------------------------------
        TU-16-475   138.50   148.00       9.50         0.18        22.6
       ---------------------------------------------------------------------
        TU-16-475   154.65   175.00       20.35        2.25        117.9
       ---------------------------------------------------------------------
        including   154.65   168.85       14.20        3.08        161.2
       ---------------------------------------------------------------------
        including   155.35   158.50       3.15        10.45        462.1
       ---------------------------------------------------------------------
        TU-16-475   205.50   212.50       7.00         0.49        69.1
       ---------------------------------------------------------------------
        TU-16-475   284.00   290.00       6.00         0.53        87.3
----------------------------------------------------------------------------
10650E  TU-16-476   50.00     52.35       2.35         0.46        36.3
       ---------------------------------------------------------------------
        TU-16-476   98.50    109.00       10.50        0.17        16.2
       ---------------------------------------------------------------------
        TU-16-476   125.00   131.50       6.50         0.43        15.3
       ---------------------------------------------------------------------
        TU-16-476   173.00   189.45       16.45        0.27        49.4
       ---------------------------------------------------------------------
        including   182.60   183.35       0.75         2.45        627.0
----------------------------------------------------------------------------

The mineralisation reported today confirms the presence of additional important zones of veining immediately adjacent to the Ixtaca Zone and points to the exploration potential of the project in general. The Ixtaca Zone was discovered in 2010 beneath a large area of largely barren clay alteration which has been confirmed subsequently to represent the upper portions of a gold and silver bearing epithermal vein system. Since the discovery Almaden has focussed its efforts on the development of the Ixtaca Zone, however today's results clearly show the potential for additional mineralisation, not only proximal to the deposit, but more broadly project wide beneath the high level clay alteration.

Currently, geotechnical drilling relating to ongoing pre-feasibility work is nearing completion while exploration drilling is ongoing and further exploration results will be reported once received. Recently the Company released a positive Preliminary Economic Assessment ("PEA") on the Ixtaca deposit (see news release dated December 9th, 2015). Approximately 97% of the mineral resources incorporated into the updated PEA mine plan were in the Measured and Indicated categories.

J.D. Poliquin, chairman of Almaden stated, "Today's results once again show the presence of the high grade veins on the Tuligtic project. While we are now focussed on developing the Ixtaca deposit into a significant precious metals producer in Mexico, and are currently busy with engineering work and studies towards producing a PFS, we are also conducting exploration drilling to test for additional resource potential."

About the Ixtaca Deposit PFS Program

Development related activities are currently underway, including advanced engineering and environmental baseline studies to meet the requirements of a PFS and the submittal of an environmental permit application and risk assessment to the Mexican regulatory agency responsible for mine permitting. To date Almaden has completed or initiated the following studies:

--  Hydrologic studies including the drilling of water test wells and installation of hydrologic equipment for baseline monitoring of existing subsurface water flow and quality on the project site (installation complete, monitoring ongoing);
--  Baseline surface water quality and flow measurements (monitoring ongoing);
--  Geochemical characterization of rock materials (complete);
--  Condemnation drilling of areas where mine infrastructure is planned
    (complete);
--  Geotechnical drilling to confirm foundation, footing and subsurface material quality (final holes based on updated mine plan are under way);
--  Geomechanical drilling to confirm rock strength, hardness and pit slope parameters (complete);
--  PFS level metallurgical test work (ongoing);
--  Flora and fauna studies (complete);
--  Installation of a weather station (complete).

The Company has selected independent engineers Moose Mountain Technical Services and Knight Piesold Ltd. to prepare a PFS study. MMTS is an association of Geologists, Engineers and Technicians providing experienced knowledge in Geology, Mine Engineering, and Metallurgical Services and Support to the mining industry for over 15 years. Through their network of associates they provide an integrated team of experts and QP's. Services range from early grassroots exploration and development, block model builds, resource and reserve estimates, advanced planning and studies for mine proposals (including operational support), process design and permitting process guidance and support. MMTS has experience working on coal, gold, silver, copper, molybdenum, and tungsten deposits throughout North and South America and around the world. A list of specific projects worked on by MMTS can be found at www.moosemmc.com.

KP is an international consulting firm and recognized leader in providing engineering and environmental services. KP's expertise has been applied to hundreds of surface and underground mining projects in all stages of development and a broad range of environmental settings. KP provides industry leading services in water and waste management, tailings disposal, heap leach pads, rock mechanics and environmental services, and has been recognized for innovative services that meet high standards of reliability, security and cost effectiveness.

About the Ixtaca Drilling Program and the Ixtaca Zone

The Ixtaca Zone is a blind discovery made by the Company in 2010 on claims staked by the Company. The deposit is an epithermal gold-silver deposit, mostly hosted by veins in carbonate units and crosscutting dykes ("basement rocks") with a minor component of disseminated mineralisation hosted in overlying volcanic rocks.

The Ixtaca deposit is located in a developed part of Mexico in Puebla State, the location of significant manufacturing investments including Volkswagen and Audi plants. The deposit is accessed by paved road and is roughly 20 kilometres from an industrial park with rail service where significant manufacturers such as Kimberly Clarke have facilities. Any potential mining operation at Ixtaca would be located in an area previously logged or cleared with negligible to no current land usage.

The Company has access to the entire project area and works closely with local officials and residents. The Company has employed roughly 70 people in its exploration program who live local to the Ixtaca deposit. For example, local employees have made up virtually all the drilling staff and have been trained on the job to operate the Company's wholly owned drills. The Company has implemented a comprehensive science based and objective community relations and education program for employees and all local stakeholders to transparently explain the exploration and development program underway as well as the potential impacts and benefits of any possible future mining operation at Ixtaca. The Company regards the local inhabitants to be major stakeholders in the Ixtaca deposit's future along with the Company's shareholders. Every effort is being made to create an open and clear dialogue with our stakeholders to ensure that any possible development scenarios that could evolve from the anticipated PFS are properly understood and communicated throughout the course of the Company's exploration and development program. To better explain the impacts of a mining operation at Ixtaca the Company has conducted numerous tours for local residents to third party operated mines in Mexico so that interested individuals can form their own opinions of mining based on first-hand experience. The Company invites all interested parties to visit www.almadenminerals.com to find out more about our community development, education and outreach programs.

Technical Details of the Ixtaca Drilling Program

The Main Ixtaca and Ixtaca North Zones of veining are interpreted to have a north-easterly trend. Holes to date suggest that the Main Ixtaca and Ixtaca North Zones are sub vertical with local variations. This interpretation suggests that true widths range from approximately 35% of intersected widths for a -70 degree hole to 94% of intersected widths for a -20 degree hole. The drilling completed to date has traced mineralisation over 1,000 meters along this northeast trend. The Chemalaco (Northeast Extension) Zone strikes roughly north-south (340 azimuth) and dips at 55 degrees to the west. This interpretation suggests that true widths range from approximately 82% of intersected widths for a -70 degree hole to 99% of intersected widths for a -40 degree hole. The orientation of the new vein zone intersected in the holes reported today is not well understood and true widths cannot be calculated at this time.

Mr. Norm Dircks, P.Geo., a qualified person ("QP") under the meaning of NI 43-101, is the QP and project manager of Almaden's Ixtaca program and reviewed the technical information in this news release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy ("AAS"). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy ("ICP-AES"). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish. Intervals that returned assays below detection were assigned zero values.

Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden's quality assurance and control program which complies with National Instrument 43-101 requirements.

Cautionary Note concerning estimates of Measured, Indicated and Inferred Mineral Resources

This news release uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with Canadian National Instrument 43-101 ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes Canadian standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission ("SEC"), and mineral resource information contained herein may not be comparable to similar information disclosed by United States companies.

This news release uses the terms "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" to comply with reporting standards in Canada. We advise United States investors that while such terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in such categories will ever be converted into mineral reserves under SEC definitions. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Therefore, United States investors are also cautioned not to assume that all or any part of the "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" exist. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of pre-feasibility or other economic studies. It cannot be assumed that all or any part of the "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" will ever be upgraded to a higher category.

About Almaden

Almaden Minerals Ltd. is a well-financed company which owns 100% of the Tuligtic project in Puebla State, Mexico, subject to a 2.0% NSR royalty held by Almadex Minerals Limited. Tuligtic covers the Ixtaca Gold-Silver Deposit, which was discovered by Almaden in 2010.

On Behalf of the Board of Directors

"Morgan Poliquin"

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

 Contact Information:
Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/

Blue highlighted section contains holes announced in latest release. Please see section for assay intervals.
N
REFERENCE LINE CHEMALACO ZONE (NE-EXTENSION)
CHEMALACO ZONE (NORTHEAST EXTENSION)
IXTACA NORTH ZONE
MAIN IXTACA ZONE
2016 AMENDED PEA PIT OUTLINE
REFERENCE LINE
Section 50325N
Section 50225N
Section 50200N
Section 50150N
Section 50125N
Section 50100N
Section 50050N
Section 50025N
Section 50000N
Section 49925N
Section 49875N
Section 49825N
Section 49775N
Section 10100E
Section 10150E
Section 10200E
Section 10250E
Section 10300E
Section 10350E
Section 10400E
Section 10450E
Section 10500E
Section 10550E
Section 10600E
Section 10625E
Section 10650E
Section 10700E
Section 10750E
Section 10800E
Section 10850E
Section 10900E
Section 10950E
Section 11000E
Section 11050E
Section 11100E
Section 11150E
Section 11200E
618,250 mE
618,500 mE
618,750 mE
619,000 mE
619,250 mE
619,500 mE
619,750 mE
2,177,250 mN
2,177,000 mN
2,176,750 mN
2,176,500 mN
2,176,250 mN
2,176,000 mN
2,175,750 mN
2,175,500 mN
2,175,250 mN
0
250m
SCALE

Reference Line
2,400mRL
2,300mRL
2,200mRL
2,100mRL
2,000mRL
1,900mRL
CLAY ALTERED VOLCANICLASTICS
MINERALIZED VOLCANICLASTICS
IXTACA NORTH ZONE
MAIN IXTACA ZONE
2016 AMENDED PEA PIT OUTLINE
1.00m @ 11.85 g/t Au, 749.0 g/t Ag
1.55m @ 1.03 g/t Au, 303.7 g/t Ag
1.00m @ 0.75 g/t Au, 514.8 g/t Ag
9.60m @ 2.01 g/t Au, 139.3 g/t Ag
3.40m @ 2.86 g/t Au, 164.6 g/t Ag
15.80m @ 4.31 g/t Au, 98.0 g/t Ag
22.00m @ 1.92 g/t Au, 34.5 g/t Ag
TU-16-473
TU-16-471
TU-16-474
TU-11-057
TU-13-378
TU-11-076
TU-11-070
TU-13-303
TU-13-370
TU-11-031
TU-10-004
TU-10-005
TU-12-119
Almaden Minerals
NYSE MKT: AAU
TSX: AMM
Section 10500E
Looking 60 degrees (+/- 12.5m)
0m
150m

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)
TU-16-467	30.48	33.50	3.02	0.28	22.6
TU-16-467	40.80	54.00	13.20	0.55	43.5
including	40.80	51.80	11.00	0.62	48.3
including	40.80	41.85	1.05	1.19	141.0
including	47.50	49.30	1.80	1.57	111.8
TU-16-467	112.50	122.20	9.70	0.34	23.5
TU-16-467	137.00	161.20	24.20	2.37	98.1
including	142.90	157.30	14.40	3.57	146.9
including	154.70	157.30	2.60	9.21	343.7
TU-16-467	227.00	229.70	2.70	0.15	25.4
TU-16-467	295.75	300.00	4.25	0.07	106.4
including	296.90	297.50	0.60	0.34	652.0
TU-16-467	367.30	367.80	0.50	0.75	1335.0
TU-16-468	39.50	58.00	18.50	1.97	49.7
including	43.00	56.50	13.50	2.63	64.5
including	43.00	53.00	10.00	3.12	75.4
including	49.40	49.90	0.50	14.25	596.0
TU-16-468	64.90	65.60	0.70	3.26	370.0
TU-16-468	69.00	71.20	2.20	1.28	265.0
TU-16-468	196.00	196.50	0.50	2.32	517.0
TU-16-468	200.50	202.50	2.00	1.02	115.7
TU-16-468	209.00	214.50	5.50	0.15	19.7
TU-16-469	37.50	40.00	2.50	0.19	50.4
TU-16-469	111.00	111.50	0.50	1.15	323.0
TU-16-469	122.50	133.00	10.50	0.14	27.4
including	129.00	133.00	4.00	0.21	49.5
TU-16-469	140.00	142.50	2.50	1.74	225.3
including	140.00	141.00	1.00	4.03	542.0
TU-16-469	201.00	276.00	75.00	0.67	19.0
including	218.00	231.60	13.60	1.39	51.6
including	218.00	223.30	5.30	2.53	91.4
including	226.90	228.50	1.60	1.95	58.6
including	236.30	236.80	0.50	5.22	44.6
including	242.50	245.00	2.50	3.75	64.9
including	257.70	262.50	4.80	1.81	26.6

Reference Line
2,500mRL
2,400mRL
2,300mRL
2,200mRL
2,100mRL
2,000mRL
1,900mRL
CLAY ALTERED VOLCANICLASTICS
MINERALIZED VOLCANICLASTICS
CLAY ALTERED VOLCANICLASTICS
MAIN IXTACA ZONE
IXTACA NORTH ZONE
5.50m @ 27.31 g/t Au, 66.3 g/t Ag
incl. 1.00m @ 143.00 g/t Au, 315.0 g/t Ag
TU-16-470
2016 AMENDED PEA PIT OUTLINE
TU-16-472
TU-16-467
TU-14-445
TU-13-306
TU-16-468
TU-13-309
TU-16-469
TU-11-072
TU-13-376
TU-10-006
TU-11-081
TU-11-091
TU-11-086
TU-11-095

Almaden Minerals NYSE MKT: AAU TSX: AMM

Section 10625E

Looking 60 degrees (+/- 12.5m)

0m 150m

Reference Line
2,400mRL
2,300mRL
2,200mRL
2,100mRL
2,000mRL
1,900mRL
1,800mRL
CLAY ALTERED VOLCANICLASTICS
MINERALIZED VOLCANICLASTICS
IXTACA NORTH ZONE
MAIN IXTACA ZONE
2016 AMENDED PEA PIT OUTLINE
16.70m @ 2.21 g/t Au, 160.9 g/t Ag
14.20m @ 3.08 g/t Au, 161.2 g/t Ag
TU-16-476
TU-16-475
TU-11-048
TU-11-051
TU-13-321
TU-12-138
TU-12-144
TU-11-079
TU-11-082
TU-12-107
TU-11-015
TU-11-017

Almaden Minerals NYSE MKT: AAU TSX: AMM

Section 10650E
Looking 60 degrees (+/- 12.5m)

0m 150m